UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549-1004

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the period ended December 31, 2003 Commission file number 001-09553

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

INFINITY BROADCASTING CORPORATION
UNION EMPLOYEES’ 401(k) PLAN

(Full title of the plan)

VIACOM INC.

(Name of issuer of the securities held pursuant to the plan)

1515 Broadway
New York, New York 10036

(Address of principal executive offices)

INFINITY BROADCASTING CORPORATION

UNION EMPLOYEES’ 401(k) PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2003

INDEX

Pages
Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2003 and 2002 (Unaudited)	1

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003 (Unaudited)	2

Notes to Financial Statements (Unaudited)	3 - 9

Supplemental Schedule* (Unaudited)

Schedule of Assets Held at End of Year	10

Signatures	11

*All other schedules are omitted as not applicable or not required.

INFINITY BROADCASTING CORPORATION
UNION EMPLOYEES’ 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(UNAUDITED)

	At December 31,
	2003	2002
ASSETS:

Cash	$—	$406

Investments:
Investments, at fair value	228,582	659,693
Investments in master trust investment accounts	918,735	441,269

Receivables:
Participants contributions	8,429	7,577
Employer contributions	19,059	20,973
Other receivables	133	—
Total assets	1,174,938	1,129,918

LIABILITIES:

Due to participants	—	11,832

Due to broker for securities purchased, net	—	474

Total liabilities	—	12,306

Net assets available for benefits	$1,174,938	$1,117,612

The accompanying notes are an integral part of these financial statements.

INFINITY BROADCASTING CORPORATION
UNION EMPLOYEES’ 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(UNAUDITED)

Year Ended December 31, 2003
Additions to net assets attributed to:
Investment income:
Interest and dividends	$1,904

Contributions:
Participants	159,557
Employer	19,059

Investment income from master trust investment accounts	195,951

Total additions	376,471

Deductions from net assets attributed to:

Benefits paid to participants	240,945

Transfer out to Viacom 401(k) Plan	66,680

Net depreciation in fair value of investments	6,714

Administrative expenses	4,806
Total deductions	319,145

Net increase	57,326

Net assets available for benefits, beginning of year	1,117,612

Net assets available for benefits, end of year	$1,174,938

The accompanying notes are an integral part of these financial statements.

INFINITY BROADCASTING CORPORATION
UNION EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the Infinity Broadcasting Corporation (“Infinity” or the “Company”) Union Employees’ 401(k) Plan (the “Plan”) is provided for general informational purposes only. Participants should refer to the Plan document for more complete information regarding the Plan. Infinity Broadcasting Corporation is a wholly owned subsidiary of Viacom Inc. (“Viacom”).

General

The Plan, which became effective on January 1, 1988, is a defined contribution plan available to all eligible WBCN union employees of Infinity and its designated affiliates, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and is administered by a retirement committee appointed by the Company’s Board of Directors.

Eligibility

All employees of the Company covered under a collective bargaining agreement, which provides for participation in the Plan, become eligible to participate in the Plan 60 days from the entry date coinciding with or following the date of attaining age 21 and completion of a year of service, as defined in the Plan agreement.

Contributions

Participants

Participants may elect to defer on a before-tax basis, in multiples of 2%, up to 20% of their compensation per pay period through payroll deductions. The Internal Revenue Code (the “Code”) limits the amount of annual participant contributions that can be made on a before-tax basis. The limit was $12,000 for 2003. Participants may also elect to make after-tax contributions up to the maximum annual additional amount permitted by law when added with the other contributions under the Plan. All eligible employees may make rollover contributions to the Plan, subject to approval by the Plan’s retirement committee. In addition, all participants who have attained age 50 before the close of the calendar year are eligible to make catch-up contributions. These contributions are not subject to employer matching. Catch-up contributions can be made if the eligible participants made the maximum contribution permitted under the Plan for a plan year. The limit for catch-up contributions was $2,000 in 2003.

Employer

The Company makes a matching contribution, which is invested in accordance with the participants’ investment elections, to the Plan at the end of every Plan year. The participant must be employed by the Company on the last day of the Plan year and completed at least 1,000 hours of service during the Plan year to be eligible for the matching contribution. The Code, also limits annual aggregate participant and employer contributions to the lesser of $40,000 or 100% of the participant’s annual compensation in 2003.

Participant Accounts

Mellon Bank N.A. (the “Trustee”) is the trustee and custodian of the Plan. Certain Plan investments are shares of funds managed by the trustee or companies affiliated with the Trustee and therefore qualify as a party-in-interest.

Each participant’s account is credited with the participant’s contribution, the employer matching contribution and the participant’s share of the Plan’s gains or losses, net of certain plan expenses.

Plan participants have the option of investing their contributions or existing account balances among seventeen investment options. These investment options include master trust investment accounts (“Master Trust Investment Accounts” or “MTIAs”), commingled trust funds, registered investment companies (mutual funds) and Viacom Inc. Class B Common Stock.

Vesting

A participant’s interest in all voluntary and rollover contributions and the cumulative earnings thereon is fully vested and non-forfeitable at all times. All contributions by the Company that are allocated to a participant’s account and earnings thereon vest, and become non-forfeitable, ratably over a five-year period. In addition, the participant will become fully vested in all contributions upon death or disability, as defined in the plan document, upon normal or early retirement (ages 65 or 55 and ten years of service, respectively), or in the event the Plan is terminated or the Company suspends contributions thereunder.

Loans to Participants

Participants may obtain loans against their respective participant accounts. Each participant who has fewer than two loans outstanding from the Plan may request a loan. Upon approval by the Plan administrator, the terms of the loan shall be agreed to by the participant and Plan administrator. In no event shall a loan be outstanding for a period that exceeds five years, unless the loan is used to acquire a principal residence, in which case the loan may not exceed ten years. Each loan shall bear interest at a rate equal to the prime rate set by JP Morgan Chase Bank as of the first day of the plan year in which the loan is made; repayments of interest are credited to the participant’s account. Each loan is limited to the lesser of 50% of the participant’s vested account balance or $50,000, reduced by the highest outstanding balance of any Plan loan made to the participant during the twelve-month period ending on the day before the loan is made. Loans are subject to a minimum of $1,000. Principal and interest are paid through payroll deductions.

Forfeitures

Nonvested amounts, which are forfeited as a result of participants terminating their employment, shall be used to reduce future employer contributions and to pay administrative expenses. The total amount of forfeitures in 2003 was $2,188. The Company did not utilize forfeitures in 2003 to reduce the funding of contributions. As of December 31, 2003, the Company had approximately $6,883 available to be used as noted above.

Distributions and Withdrawals

Withdrawals from a participant’s after-tax contribution account are permitted at any time, but are limited to one such withdrawal per calendar quarter. Withdrawals from a participant’s before-tax contribution account are permitted after the participant has reached age 59-1/2. In addition, a participant or designated beneficiary may make withdrawals upon termination of employment, disability or demonstration of financial hardship, as defined; however, any such withdrawal made as a result of financial hardship will be limited to the participant’s contributions without regard to earnings thereon. Upon a participant’s retirement, disability or termination of employment, distribution of the participant’s vested account will be made in a lump-sum distribution or in substantially equal annual installments over a specified period, as elected by the participant. Upon the death of a participant, distribution of the participant’s vested account can be made to a designated beneficiary in a lump sum no later than one year after the participant’s death. When a participant’s account balance is reduced to $5,000 or less the Company has the option to make a final lump sum payment to the participant.

Plan Expenses

The fees for investment of Plan assets are charged to the Plan’s investment funds. Certain administrative expenses, such as legal and accounting fees, may be paid by the Plan using forfeitures as described above or may be paid by the Company. Recordkeeping and trustees fees are paid from participant accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Short-term money market obligations are carried at cost which approximates fair value due to the short-term maturity of these investments.

Viacom Inc. Class B Common Stock and investments in registered investment companies are reported at fair value based on quoted market prices on national security exchanges. The fair value of investments in separate accounts is determined by the Trustee based upon the fair value of the underlying securities. The fair value of investments in commingled trust funds are determined by each fund’s trustee based upon the fair value of the underlying securities. Participant loans are recorded at cost, which approximates fair value. Cash and cash equivalents are valued at cost plus accrued interest, which approximates market value. Interest income is accrued as earned and dividend income is recorded on the ex-dividend date.

Interest in Master Trust Investment Accounts

The Company and certain affiliated companies entered into a master trust agreement (the “Master Trust”) to invest the assets of the Plan as well as affiliated companies’ plans. Pursuant to the Master Trust, the Trustee has created six MTIAs. Prior to March 1, 2003, the MTIAs consisted of units in the INVESCO Stable Value Fund (“INVESCO Fund”) and the Putnam Large Cap Growth Fund (“Putnam Fund”). During March 2003, four additional MTIAs were formed, the Barclays Global Investors S&P 500 Index Fund, Mellon Bank EB SMAM Aggregate Bond Index Fund, Mellon Capital Tactical Asset Allocation Fund and The Boston Company Large Cap Value Fund. The Mellon Bank EB SMAM Aggregate Bond Index Fund, Mellon Capital Tactical Asset Allocation Fund and The Boston Company Large Cap Value Fund are each managed by a division or affiliate of the Trustee, a party-in-interest to the Plan. Prior to forming MTIAs, these investments were held by the plan as commingled trust funds. Each of these MTIAs is maintained exclusively for the Master Trust. Each participating plan has an undivided interest in the MTIAs.

The INVESCO Fund invests primarily in benefit-responsive guaranteed investment income contracts, separate accounts and synthetic guaranteed investment contracts. The fair value of a unit of participation in the INVESCO Fund is determined by the Trustee based on the contract value of the underlying investments, which represents the aggregate amount of deposits thereto, plus interest at the contract rate, less withdrawals. The fair value of a unit of participation in all other MTIAs is determined by the Trustee based on the quoted market prices of the underlying securities. Net investment assets and net earnings/losses on the MTIAs are allocated daily to the plans investing in the MTIAs based on each plan’s proportionate interest. Income is distributed to participants based on their respective account balances.

Payment of Benefits

Benefits are recorded when paid. In March 2003, $11,832 was paid from the Plan to certain participants. This amount represents a refund of participant and employer contributions made necessary by the application of the Code Section 401(k) “actual deferral percentage” requirements and the Code Section 401(m) “actual contribution percentage” requirements to the Plan for the 2002 Plan year.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions, such as those regarding fair value of investments, that affect the reported amounts of plan assets and contingent assets and liabilities at the date of the financial statements and changes in net assets during the reporting period. Actual results could differ from those estimates.

NOTE 3 – RISKS AND UNCERTAINTIES

The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the risk associated with investment securities and the uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 4 - INVESTMENTS

The following table presents the Plan’s investments at December 31, 2003 and 2002. Investments representing 5% or more of the Plan’s net assets available for benefits are separately identified.

	At December 31,
	2003	2002

*Mellon Bank EB SMAM Aggregate Bond Index Fund MTIA (a)		$55,892
INVESCO Stable Value Fund MTIA	$269,741	$271,996
Putnam Large Cap Growth Fund MTIA	$196,252	$169,273
Barclays Global Investors S&P 500 Index Fund MTIA (a)	$396,360	$371,470
* Viacom Inc. Class B Common Stock	$118,095	$131,196

*Party-in-interest

(a) This master trust unit was formed on March 1, 2003. Prior to this date, this investment was held by the plan as units of the underlying commingled trust funds.

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

Commingled trusts	$(448)
Registered investment companies	11,339
Viacom Inc. Class B Common Stock	(17,605)
Net depreciation	$(6,714)

NOTE 5 - INCOME TAX STATUS

The Internal Revenue Service has issued a determination letter dated June 25, 2002 indicating that the Plan continues to satisfy the requirements of 401(a) of the Code and that the trust thereunder is exempt from federal income taxes under the provisions of Section 501(a) of the Code.

NOTE 6 – TERMINATION PRIORITIES

The Company intends to continue the Plan indefinitely, but reserves the right by action of the Board of Directors to amend or terminate the Plan provided that such action does not retroactively reduce earned participant benefits.

In the event of Plan termination, participants become fully vested. Upon termination, the Plan provides that the net assets of the Plan would be distributed to participants based on their respective account balances.

NOTE 7 - INVESTMENT IN MASTER TRUST INVESTMENT ACCOUNTS

The value of the Plan’s interest in the total investments of the MTIAs at December 31, 2003 and 2002 were as follows:

	At December 31,
	2003	2002
INVESCO Stable Value Fund	.05%	.05%
Putnam Large Cap Growth Fund	.14%	.15%
Barclays Global Investors S&P 500 Index Fund	.07%	—
Mellon Bank EB SMAM Aggregate Bond Index Fund	.09%	—
The Boston Company Large Cap Value Fund	.01%	—
Mellon Capital Tactical Asset Allocation Fund	—	—

See Note 2 for a description of the MTIAs.

The following table presents the investments held by the MTIAs:

	At December 31,
	2003	2002
INVESCO Fund, at contract value
Synthetic investment contracts	$59,353	$234,217
Separate accounts	501,286	297,481
Guaranteed investment contracts	7,531	26,941
Registered investment companies	1,370	—
Cash and cash equivalents	5,989	10,664
Putnam Fund, at fair value
Common stocks	138,793	109,469
Registered investment companies	3,686	3,400
Cash and cash equivalents	448	1,901
Barclays Global Investors S&P 500 Index Fund (a)	565,116	—
Mellon Bank EB SMAM Aggregate Bond Index Fund (a)	58,783	—
The Boston Company Large Cap Value Fund (a)	73,380	—
Mellon Capital Tactical Asset Allocation Fund (a)	1,993	—
Net Investments held by MTIAs	$1,417,728	$684,073

(a) Invested entirely in commingled trust funds.

Investment income of the MTIAs was as follows:

Year Ended December 31, 2003

Synthetic investment contracts	$8,149
Separate accounts	17,414
Guaranteed investment contracts	874
Interest income	147
Dividends	1,535
Net appreciation of Putnam Fund	28,423
Net appreciation of commingled trusts funds	150,680
Investment manager fees	(1,356)
Net investment income	$205,866

The guaranteed investment contracts and synthetic investment contracts are fully benefit-responsive and are valued at contract value. The Company does not expect any employer initiated events that may cause premature liquidation of a contract at market value. At December 31, 2003 and 2002, investments in the INVESCO Fund MTIA at contract value of $575,528,779 and $569,303,476, respectively, had fair values in the aggregate of $598,977,561 and $599,844,594, respectively. The average yield was approximately 4.8% for 2003 and 4.9% for 2002 and crediting interest rates were approximately 4.3% at December 31, 2003 and 5.5% at December 31, 2002.

INFINITY BROADCASTING CORPORATION

UNION EMPLOYEES’ 401(k) PLAN

SCHEDULE OF ASSETS HELD AT END OF YEAR
(UNAUDITED)

Identity of Issuer, Borrower, Lessor or Similar Party		Maturity and Interest Rates	Current Value

NON-MASTER TRUST INVESTMENTS

*	Viacom Inc. Class B Common Stock		$118,095
	Capital Guardian International Equity Fund		39,585
	Vanguard Lifestrategy Moderate Growth Fund		39,513
	Fidelity Select Portfolios Technology Fund		5,682
	DFA U.S. Small Cap Fund		8,622
	Fidelity Mid Cap Stock Fund		4,774
	MFS New Discovery Fund, Class A		4,802
	Vanguard Lifestrategy Conservative Growth Fund		3,607
	Daily Liquidity Fund - cash equivalent		13
*	Participant Loans	various maturities and interest rates ranging from 5.75% to 9.5%	3,889
			$228,582

* Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized.

Infinity Broadcasting Corporation Union Employees’ 401(k) Plan

By:	/s/ BARBARA MICKOWSKI
Barbara Mickowski
Member of the Retirement Committee

Dated: June 25, 2004